

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Michael Schwindle
Chief Financial Officer
Vera Bradley, Inc.
12420 Stonebridge Road
Roanoke, Indiana 46783

> **Re: Vera Bradley, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2023**
> **File No. 001-34918**

Dear Michael Schwindle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing